SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)


                            GOLDEN TELECOM, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
    -------------------------------------------------------------------
                               (CUSIP Number)

                              NAOMI KOBAYASHI
               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS
                         PRIVATE EQUITY FUND, L.P.
                      C/O CAPITAL INTERNATIONAL, INC.
                        11100 SANTA MONICA BOULEVARD
                                 15TH FLOOR
                       LOS ANGELES, CALIFORNIA 90025
                               (310) 996-6000
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             SEPTEMBER 5, 2002
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE EQUITY FUND, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               2,166,405*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             2,166,405*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,166,405*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.1%

14. TYPE OF REPORTING PERSON

        PN


* See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CAPITAL INTERNATIONAL INVESTMENTS, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               2,166,405*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             2,166,405*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,166,405*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.1%

14. TYPE OF REPORTING PERSON

        OO - LIMITED LIABILITY COMPANY


* See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CAPITAL INTERNATIONAL, INC.
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               2,166,405*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             2,166,405*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,166,405*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.1%

14. TYPE OF REPORTING PERSON

        CO; IA


* See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CAPITAL GROUP INTERNATIONAL, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               2,166,405*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             2,166,405*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,166,405*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.1%

14. TYPE OF REPORTING PERSON

        HC; CO


* See Items 5 and 6 below

INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Schedule 13D originally filed on December 27, 1999 by Capital International Global Emerging Markets Private Equity Fund, L.P. ("CIPEF"), Capital International Investments, LLC ("Capital Investments"), Capital International, Inc. ("Capital International") and Capital Group International, Inc. ("CGII" and, together with CIPEF, Capital Investments and Capital International, the "Reporting Parties"), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Parties on April 12, 2001 and Amendment No. 2 on
Schedule 13D/A filed by the Reporting Parties on May 11, 2001, with respect to the shares of common stock, par value $.01 per share (the "Common Stock") held by CIPEF in Golden Telecom Inc., a Delaware corporation ("Golden Telecom").

     CIPEF, a Delaware limited partnership, is a private investment partnership. Capital Investments, a Delaware limited liability company, is a limited liability company and is the sole general partner of CIPEF. Capital International, a California corporation, is an investment management company and the managing member of Capital Investments. CGII is the sole shareholder of Capital International. CGII, a California corporation, is a holding company for a group of investment management companies.

     The address of the principal office of CIPEF and Capital Investments is 135 South State College Boulevard, Brea, CA 92821. The address of the principal office of Capital International and CGII is 11100 Santa Monica Boulevard, Los Angeles, CA 90025.

     The address of the principal executive office of Golden Telecom is c/o Representation Office Golden Teleservices, Inc., 12 Trubnaya Ulitsa, Moscow, Russia 103045.

Item 4.   Purpose of Transaction
          ----------------------

ITEM 4 is hereby amended by deleting the entire text of the existing paragraph (b) thereof and replacing it with the following:

     (b) CIPEF has entered into the New Shareholders Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.9), which contains certain provisions for the nomination and removal of the directors of Golden Telecom, and the New Standstill Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.10), which contains certain provisions relating to business combinations, proxy contests and the acquisition of shares of Golden Telecom.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended by deleting the entire text therein and replacing it with the following:

     (a) As of the date hereof, as disclosed to the Reporting Persons by Golden Telecom, there are an aggregate of 26,827,115 shares of Common Stock outstanding. As of the date hereof, CIPEF beneficially owns 2,166,405 shares of Common Stock, representing approximately 8.1% of the outstanding shares of Common Stock.

     Due to their relationship with CIPEF (see Item 2), as of the date hereof, Capital International, Capital Investments and CGII may be deemed to beneficially own 2,166,405 shares of Common Stock. Based on an aggregate of 26,827,115 outstanding shares of Common Stock, this represents approximately 8.1% of the outstanding shares of Common Stock. Each of Capital Investments, Capital International and CGII disclaims beneficial ownership of all Common Stock beneficially owned by CIPEF.

     Golden Telecom, OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), CIPEF, and Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund" and, together with Cavendish, "Barings") entered into a Shareholders Agreement dated as of September 5, 2002 (the "New Shareholders Agreement") and a Standstill Agreement dated as of September 5, 2002 (the "New Standstill Agreement") which supersede the Shareholders Agreement dated as of May 11, 2001 (the "Old Shareholders Agreement") and the Standstill Agreement dated as of March 31, 2001 (the "Old Standstill Agreement"), respectively.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, Cavendish and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Parties' knowledge, as of September 5, 2002, each of RTK, Alfa Telecom, Cavendish, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers and percentages of the outstanding shares of Common Stock: RTK - 4,024,067 (15.0%); Alfa Telecom - 10,731,707 (40.0%); Cavendish - 1,844,469 (6.9%)
and First NIS Fund - 723,907 (2.7%). To the best of the Reporting Parties' knowledge, as of September 5, 2002, RTK, Alfa Telecom, Cavendish, First NIS Fund and CIPEF, in the aggregate, but not individually, may be deemed to beneficially own 19,490,555 shares of Common Stock (72.7%). Each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Cavendish and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Parties or any other person named in
Item 2 hereof forms a "group" with (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such
Act), or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, Cavendish or First NIS Fund.

     Except as set forth herein, to the knowledge of the Reporting Parties, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock.

     (b) CIPEF may be deemed to have sole power to vote or direct the voting of, and to dispose or direct the disposition of, the 2,166,405 shares of Common Stock beneficially owned by CIPEF. As noted above, each of Capital International, Capital Investments and CGII disclaims beneficial ownership of all shares beneficially owned by CIPEF.

     Under the New Shareholders Agreement, CIPEF has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision. As noted above, each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Cavendish and First NIS Fund.

     (c) The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein, none of the Reporting Parties or, to the knowledge of the Reporting Parties, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) The partners of CIPEF have the right to receive dividends from, or proceeds from the sale of, all of the shares of Common Stock owned of record by CIPEF.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          -------------------------------------------------------------

     Item 6 is hereby supplementally amended by adding the following paragraph after the third paragraph of the existing text under (a) of Item 6:

     "On July 10, 2001, each of Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund gifted to Golden Telecom their options to purchase shares under their respective Stock Option Agreements with GTS Europe Holdings, which provided Alfa Telecom, CIPEF, and First NIS Fund (or their respective designees) with options to purchase an aggregate of up to 2,272,727 Shares beneficially owned by GTS Europe Holdings, as described above in this Item 6. In connection therewith, each of Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund designated Golden Telecom as the purchaser of shares under their respective Stock Option Agreements with GTS Europe Holdings. As a consequence of these designations, Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund no longer may be deemed to beneficially own any of the shares subject to the Stock Option Agreements, and beneficial ownership of such shares is no longer reported in this Statement. CIPEF effected its designation of Golden Telecom as the purchaser under the Stock Option Agreement to which they were parties through a Purchaser Designation and Stock Exercise Notice, dated as of July 10, 2001, provided to GTS Europe Holdings."

     Item 6 is hereby further amended by deleting paragraph (b), (c) and
(d) therein and replacing it with the following language:

     (b) New Standstill Agreement. As disclosed in Item 5 above, Golden Telecom, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund entered into the New Standstill Agreement dated as of September 5, 2002, pursuant to which each of them agreed, among other things, not to (i) engage in "business combinations" with Golden Telecom (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire shares of voting stock of Golden Telecom in excess of specified levels and
(iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of two years following the date of the New Standstill Agreement. In addition, the New Standstill Agreement grants to each of RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the New Standstill Agreement, which expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against the Company, (iii) an event of insolvency affecting the Company, or the appointment of a receiver for the Company or
(iv) on the second anniversary of the date of the New Standstill Agreement. A copy of the New Standstill Agreement, which amends and restates the Old Standstill Agreement, is included as Exhibit 99.10 to this statement and qualifies the disclosure set forth herein in its entirety.

     (c) New Shareholders Agreement. Golden Telecom, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS entered into the New Shareholders Agreement dated as of September 5, 2002 which supersedes the Old Shareholders Agreement in its entirety. The New Shareholders Agreement provides for certain tag-along rights exercisable by CIPEF and Barings in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than one-third of Golden Telecom's shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIPEF or Barings of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer.

     In addition, the New Shareholders Agreement provides for the nomination and removal of directors of Golden Telecom. Subject to certain conditions, Alfa Telecom generally has the right to designate three directors. CIPEF and Barings each have the right to designate one director. RTK has the right to designate two directors, one of whom shall be independent and financially literate. Upon Alfa Telecom's ceasing to own fewer than 15% of the issued and outstanding shares of Common Stock, the number of directors designated by Alfa Telecom will be reduced to two. Upon RTK's ceasing to own fewer than 10% of the issued and outstanding shares of Common Stock, the number of directors designated by RTK will be reduced to one. Golden Telecom and each of RTK, Alfa Telecom, Barings and CIPEF have agreed that so long as the voting agreement set forth in Section 3 of the New Shareholders Agreement remains in effect, each of them will take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision.

     In addition, the New Shareholders Agreement contains procedures relating to the approval of special transactions which involve, directly or indirectly, a value exceeding 5% of the total consolidated assets of Golden Telecom and its subsidiaries and include provisions relating to the proposal of special transactions by directors as well as the retention in certain cases of an independent special consultant to review the special transaction.

     The New Shareholders Agreement also contains provisions relating to the assignment by GTS Holdings to Alfa Telecom of registration rights held by GTS Holdings in respect of its shares of Common Stock. The New
Shareholders Agreement is included as Exhibit 99.9 to this statement and qualifies the disclosure set forth herein in its entirety.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended to reflect the inclusion of the following exhibits:

99.9     Shareholders Agreement, dated as of September 5, 2002
99.10    Standstill Agreement, dated as of September 5, 2002

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2002

                               CAPITAL GROUP INTERNATIONAL, INC.


                               By:        /s/ Michael D. Beckman
                                  -----------------------------------------
                                  Name:  Michael D. Beckman
                                  Title: Senior Vice President


                               CAPITAL INTERNATIONAL, inc.


                               By:        /s/ Christopher Chen
                                  -----------------------------------------
                                  Name:  Christopher Chen
                                  Title: Vice President


                               CAPITAL INTERNATIONAL INVESTMENTS, LLC
                               By:  Capital international, inc.
                               Its: Managing Member


                               By:       /s/ Christopher Chen
                                  -----------------------------------------
                                  Name:  Christopher Chen
                                  Title: Vice President


                               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE EQUITY FUND, L.P.
                               By:  Capital international Investments, LLC
                               Its: General Partner

                               By:  Capital international, inc.
                               Its: Managing Member


                               By:       /s/ Christopher Chen
                                  ------------------------------------------
                               Name:  Christopher Chen
                               Title: Vice President

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1           Subscription Agreement*

99.2           Shareholders and Registration Rights Agreement*

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., a Delaware corporation, Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership, Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey, and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg**

99.4 Stock Option Agreement, dated as of May 11, 2001, between Capital International Global Emerging Markets Private Equity Fund, L.P. and Global TeleSystems Europe Holdings B.V.****

99.5           Standstill Agreement, dated as of March 31, 2001***

99.6 Amendment, dated as of May 11, 2001, to Shareholders and Registration Rights Agreement****

99.7           Shareholders Agreement dated as of May 11, 2001****

99.8           Agreement among Reporting Parties in respect of Schedule 13D
               Filing***

99.9           Shareholders Agreement, dated as of September__, 2002*****

99.10          Standstill Agreement, dated as of September __, 2002*****

* Incorporated by reference to the Schedule 13D of the Reporting Parties dated December 27, 1999 (EDGAR Accession No. 0000895345-99-000575).

** Incorporated by reference to the Schedule 13D of Global TeleSystems, Inc., dated April 5, 2001(EDGAR Accession No. 0000950129-01-001961).

*** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated April 12, 2001 (EDGAR Accession No.
      0000895345-01-500046).

**** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated May 22, 2001 (EDGAR Accession No.
      0000895345-01-500175).

***** Filed herewith

                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                        CAPITAL INTERNATIONAL, INC.,
                   CAPITAL GROUP INTERNATIONAL, INC. AND
                   CAPITAL INTERNATIONAL INVESTMENTS, LLC

          The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of Capital International, Inc. ("Capital International"), Capital Group International, Inc. ("CGII") and Capital International Investments, LLC ("Capital Investments") is set forth below.


                                     Present Principal Occupation or
                                     -------------------------------
        Name and Business                      Employment                      Business Address            Citizenship
        ------------------                     -----------                     -----------------           -----------
Capital International
---------------------

Walter P. Stern                     Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                        New York, New York  10111-0121

David I. Fisher                     Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Shaw B. Wagener                     Portfolio Manager                   1 Raffles Place                       U.S.A.
                                                                        #24-00 OUB Centre
                                                                        Singapore  0104

Philip de Toledo                    Principal Financial Officer         11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Koenraad C. A. Foulon               Portfolio Manager                   25 Bedford Street                    Belgium
                                                                        London, England  WC2E 9HN

Hartmut Giesecke                    Portfolio Manager                   1 Raffles Place                      Germany
                                                                        #24-00 OUB Centre
                                                                        Singapore  0104

Peter C. Kelly                      Attorney                            11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Victor D. Kohn                      Portfolio Manager                   11100 Santa Monica Boulevard,         Chile
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Lam Nguyen-Phuong                   Private Equity Research Director    1 Raffles Place                       U.S.A.
                                                                        #24-00 OUB Centre
                                                                        Singapore  0104

Darcy B. Kopcho                     Research Analyst                    333 South Hope Street                 U.S.A.
                                                                        Los Angeles, CA  90071-1447

Mike Felix                          Accounting & Operations             135 South State College Blvd.         U.S.A.
                                                                        Brea, CA 92821-5823

CGII
----

David I. Fisher                     Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Richard C. Barker                   Portfolio Manager                   One Market, Steuart Tower,            U.S.A.
                                                                        Suite 1800
                                                                        San Francisco, CA  94105-1409


Philip de Toledo                    Principal Financial Officer         11100 Santa Monica Boulevard,         U.S.A.
                                                                        15th Floor
                                                                        Los Angeles, CA  90025-3384

Hartmut Giesecke                    Portfolio Manager                   1 Raffles Place                      Germany
                                                                        #24-00 OUB Centre
                                                                        Singapore  0104

Walter P. Stern                     Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                        New York, New York  10111-0121


Antonio Vegezzi                     Senior Management                   28, Boulevard du Pont D'Arve       Switzerland
                                                                        1205 Geneva, Switzerland

Nilly Sikorsky                      Portfolio Manager                   3 Place des Bergues                Switzerland
                                                                        1201 Geneva, Switzerland

Robert Ronus                        Portfolio Manager                   333 South Hope Street                 U.S.A.
                                                                        Los Angeles, CA  90071-1447

Shaw B. Wagener                     Portfolio Manager                   1 Raffles Place                       U.S.A.
                                                                        #24-00 OUB Centre
                                                                        Singapore  0104

Capital Investments
-------------------

Koenraad C. A. Foulon               Portfolio Manager                   25 Bedford Street                    Belgium
                                                                        London, England  WC2E 9HN